Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

On March 4, 2026, Xanadu Quantum Technologies Inc. (“Xanadu”) hosted an Analyst Day (the “Analyst Day”) in which the business combination between Crane Harbor Acquisition Corp. (“Crane Harbor”) and Xanadu Quantum Technologies Limited (“NewCo”) was discussed. The transcripts of two videos and a presentation shown by Xanadu during Analyst Day are below.

Video 1:

Christian Weedbrook: I took a few years off after high school and then I decided to get back to university and looked at what I was good at in high school, which was mathematics. And then I really got into the exciting field of quantum technologies and that really set me off in my journey, where I am today.

I really like the word obsession. I just love being obsessed with the ability to sort of build something from nothing.

Yes, this is the world’s first scalable and networked quantum computer. We called it Aurora and it’s made up of, as you can see, four server racks that really don’t look out of place in a normal data center, which is a good sign one.

One of the biggest problems that we really want to solve in quantum computing, things related to material design and quantum chemistry. Imagine creating a new battery the world has never seen before, that could actually charge 10 times faster, have a range of 10 times longer than what we have currently have.

Take a specific example of drug discovery. From the computer simulations all the way through to clinical trials so many people know but it can take 10 years. 90% of the candidates that they start off with fail. Imagine now a new computer, a quantum computer that can actually solve this not in 10 years but perhaps in a year or less.

Once we have a large-scale quantum computer what new discoveries are there to be made? Ultimate vision here at Xanadu is to build a large-scale quantum computer. So that would be hundred server racks that are networked together. We want to build these quantum data centers all around the world.

And the other part of strategy is to sell these individual quantum server racks to other partners around the world so they can build their own data centers as well. So we actually work with a number of partners in the automobile industry Volkswagen, BMW, and Toyota have been great partners.

I always love reading about the Abraham Lincoln, where people would describe him as a little engine that would never quit. ‘Well, I could probably do that. That doesn’t seem that hard if you don’t quit how do you fail?’

When you have a mission that’s meaningful and purposeful, you want to see it through. Put it in the context of building a new type of computer that is really going to help people and change our worlds. Bring those two things together just keeps me going, and I’ve no thought of giving up.

Video 2:

Christian Weedbrook: You’ve heard this story before with AI. What began as research became infrastructure. What once felt experimental became essential. Quantum computing is reaching that same point. Xanadu is set to become the first photonic, pure-play quantum computing company to go public.

Interviewer: What is quantum computing and why should everyone care about it?

Yanbing Zhou (Quantum Scientist): Quantum computing is built on very different kinds of computing. Most quantum computers are built with electronic qubits. Xanadu builds with photons. Photons move at the speed of light, and we have demonstrated that they can scale without fragile infrastructures.

Emma Lomonte (Lead Photonics Engineer): Today, Xanadu is the only company to demonstrate that this works. Using our Aurora systems, Xanadu demonstrated the first modular, scalable, and networked quantum computer, not just announced, but peer-reviewed and published in Nature.

Ilan Tzitrin (Lead Quantum Architecture Scientist): Aurora also demonstrated real-time error correction decoding algorithms with photonics for the first time. Others are trying. We believe Xanadu will succeed. But hardware alone is not enough.

Vinodh Raj Rajagopal Muthu (AI Tech Lead): That’s why Xanadu built PennyLane – a software platform that lets developers work in Python and connect quantum directly with AI and classical systems. Many of the world’s leading developers already use it. This is how algorithms go from test cases to real-world applications. That’s why partners and customers are already lining up—Volkswagen, Rolls-Royce, Toyota, Mitsubishi Chemical.

Christian Weedbrook: Xanadu is building the technology and the ecosystem to help turn research in the future systems that can solve the world’s toughest problems. Not in theory, but step by step in the real world: healthcare, energy, supply chains. Different problems, similar underlying complexity, and a need for a new kind of computing to tackle it. That’s the future Xanadu is building towards.

Analyst Day Presentation:

MARCH 4, 2026 INTO THE SPOTLIGHT: XANADU 2026 ANALYST DAY Copyright © 2026 Xanadu Quantum Technologies Inc. | All Rights Reserved Speaker: Natalie Good morning, everyone — and thank you for joining us. 1. Presentation / Q&A session will contain FLS w/in PSLRA 2. Based on expectations, assumptions, and beliefs regarding future events Inherently subject to significant business, economic, and competitive risks and uncertainties. 3. FLS — which include views on market conditions, strategic initiatives, and future performance — are not guarantees of future results. Actual results may differ materially from those expressed or implied today due to a variety of factors Discussion of the primary risk factors that could impact our business: F - 4/A filed with the SEC. 4. Finally, information is accurate as of today, March 4, 2026. Except as required by law, no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future developments, or

1 otherwise. [Now, I will hand it over to Bill Fradin – CEO of Crane Harbor of Acquisition Corp.]

CAUTIONARY NOTES D sc a mers This presentation and any accompanying oral commentary are provided for informational purposes only and have been prepared to assist analysts in making their own evaluation with respect to a business combination among Xanadu Quantum Technologies Inc., Crane Harbor Acquisition Corp. (“Crane Harbor”) with Xanadu Quantum Technologies Limited (“NewCo”) (together with Xanadu Quantum Technologies Inc. and its consolidated subsidiaries “Xanadu”) and related transactions (the “proposed transaction”) in connection with Xanadu’s analyst day and for no other purpose. This presentation does not take into account the particular investment objectives or financial circumstances of any specific person who may receive it. By accepting this presentation, you acknowledge and agree that all of the information contained herein or disclosed orally during this presentation is confidential, that you will not distribute, reproduce, disclose or use such information for any purpose other than for the purpose of your participation in the proposed transaction, that you will not distribute, reproduce, disclose or use such information in any way detrimental to Xanadu or Crane Harbor, and that you will return to Xanadu and Crane Harbor, delete or destroy this presentation upon request. The information contained herein does not purport to be all inclusive and may not contain certain material information about Xanadu and Crane Harbor, including important disclosures and risk factors associated with an investment in Xanadu or Crane Harbor, and none of Xanadu, Crane Harbor nor any of their respective affiliates, directors, officers, employees or advisers or any other person has independently verified the information in this presentation and no representation or warranty, express or implied, is or will be given any such person as to the accuracy or completeness of information in this presentation. To the fullest extent permitted by law, in no circumstances will Xanadu, Crane Harbor or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Recipients of this presentation should each make their own evaluation of Xanadu, Crane Harbor and the proposed transaction and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward - Looking Statements This communication includes “forward - looking statements” within the meaning of applicable U.S. federal securities laws and “forward - looking information” within the meaning of applicable Canadian securities laws (collectively, “forward - looking statements”). Forward - looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict”, “should”, “outlook”, “ongoing”, “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward - looking statements on current expectations and projections about future events. These statements include: Xanadu’s ability to build quantum computers that are useful and available to people everywhere; projections of market opportunity and market share; estimates of customer penetration rates and usage patterns; anticipated listing on the Nasdaq Global Market (“NASDAQ”) and the Toronto Stock Exchange (the “TSX”); expectations around quantum computing’s emergence as a meaningful segment of global compute; projections regarding Xanadu’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding Xanadu’s ability to execute its business model and the expected financial benefits of such model; Xanadu’s deployment of proceeds from capital raising transactions; Xanadu’s expectations concerning relationships with strategic partners, suppliers, governments, state - funded entities, regulatory bodies and other third parties; future partnerships, ventures or investments in companies, products, services, or technologies; development of favorable regulations affecting Xanadu’s markets; the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Xanadu to increase in value. These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. 2 2

CAUTIONARY NOTES These forward - looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction (the “Combined Company”), levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the business combination agreement (the “Business Combination Agreement”); the outcome of any legal proceedings that may be instituted against Crane Harbor, NewCo or Xanadu following announcement of the proposed transaction; the inability to complete the proposed transactions due to the failure to obtain approval of the shareholders of Crane Harbor or to satisfy other conditions under the Business Combination Agreement; the ability to list NewCo shares on NASDAQ and TSX following the proposed transaction; the risk that the proposed transaction disrupts current plans and operations of NewCo as a result of the announcement; that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; that quantum computing does not become an important part of the global compute ecosystem; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu's ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu's concentration of revenue in contracts with government or state - funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the Combined Company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the Combined Company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the Combined Company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the Combined Company to issue equity or equity - linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s and Xanadu’s filings with the U.S. Securities and Exchange Commission (“SEC”). These forward - looking statements are based on certain assumptions, including none of the risks identified above materialize; there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward - looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the Combined Company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward - looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or its sponsor’s past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or its sponsor’s past investments. Addit ona Informa on About the Proposed Transac on and Where to Find It In connection with the proposed transactions, NewCo filed a registration statement on Form F - 4 with the SEC on January 28, 2026, as amended (the “Registration Statement”), which was declared effective on February 27, 2026 and includes a proxy statement/prospectus to be distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation for proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s shareholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Crane Harbor and Xanadu shareholders and other interested persons are advised to read, the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor's website at www.craneharboracquisition.com or by emailing investors@xanadu.ai. 3 3

CAUTIONARY NOTES Pa t c pants in the So c ta on Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction are set forth in the amended proxy statement/prospectus filed by Xanadu with the SEC on February 27, 2026. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s Annual Report on Form 10 - K for the year ended December 31, 2025, and in subsequent filings filed by Crane Harbor with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above. No O fe or So ic tat on This communication relates to the proposed transactions between Crane Harbor, Xanadu and NewCo. This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This presentation is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this presentation or the merits of any of the securities described herein and any representation to the contrary is an offence. The contents of this presentation are neither sufficient for, nor intended by Xanadu to be used in connection with, any decisions relating to the purchase or sale of any existing or future securities. Xanadu does not intend to provide financial, investment, tax, legal or accounting advice. Persons considering the purchase or sale of any securities should consult with their own independent professional advisors. No Incorpora on by Reference The information contained in the third - party citations and websites referenced in this communication is not incorporated by reference into this communication. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of Xanadu, and other companies, each of which are the property of their respective owners. All third - party brand names and logos appearing in this presentation are trademarks or registered trademarks of their respective holders. Any such appearance does not necessarily imply any endorsement of Crane Harbor, Xanadu or the proposed transaction. Risk Factors For a description of certain risks relating to Xanadu, including its business and operations, and to the proposed transaction, we refer you to “Risk Factors” in the Registration Statement. Use of Da a Information in this presentation is based on data and analyses from various sources as of the date of this presentation, unless otherwise indicated. References in this presentation to “$” are to the lawful currency of the United States. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. These estimates and other statistical data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates and other statistical data. We have not independently verified the statistical and other industry data generated by independent parties and contained in this presentation and, accordingly, we cannot guarantee their accuracy or completeness. In addition, expectations, assumptions, estimates and projections of the future performance of relevant markets in which Xanadu operates are necessarily subject to a high degree of uncertainty and risk. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any registration statement, prospectus, proxy statement or other report or document to be filed or furnished with the SEC by Xanadu, Crane Harbor, the Combined Company in connection with the proposed transaction. 4 4

▪ Xanadu, a leading photonic quantum computing company specializing in both hardware and software, intends to complete a business combination (the “Business Combination”) with Crane Harbor Acquisition Corp. ▪ The Business Combination is expected to be funded by a combination of Crane Harbor cash in trust ($225M (1) ) and expected proceeds from a fully committed and announced PIPE ($275M), result ng in $455M net cash (2) on the balance sheet at closing ▪ The transaction is ta ge ed to c ose by the end of Q1 2026 subject to the satisfaction of customary closing conditions ▪ Fully committed PIPE proceeds satisfies the minimum cash requirement under the Business Combination Agreement ▪ The Business Combination implies a pro forma enterprise value of ~$3.1B (3) for the Combined Company ▪ Valua on at a substant al discount to pub c pee s providing an attractive entry point for Crane Harbor shareholders (4) ▪ Concurrently with the announcement of the Business Combination, Xanadu ra sed $275M of fully commit ed PIPE proceeds from leading institutional investors ▪ Ove 90% of the upsized and ove subscr bed PIPE comes from new money strateg c and inst tut ona inves ors including AMD, BMO Global Asset Management (5) , CIBC Asset Management Inc., and Polar Asset Management Partners, along with support from existing investors Bessemer, Georgian, and OMERS Ventures ▪ The $275M PIPE raise is the larges quantum PIPE raise in relat on to a deSPAC transact on since 2022 , exemplifying the institutional investor excitement and support for Xanadu’s roadmap ▪ Exist ng Xanadu shareho de s will ro lover 100% of the r equity as part of the deal, resulting in ~84% of economic ownership in the Combined Company (2),(6) ▪ Exist ng Xanadu shareho de s a e subjec to a 6 - month lockup on their shares ▪ Crane Harbor Acquisition Corp. sponsor has agreed to a 12 - month lockup on their shares, subject to early release upon (i) 500K shares released upon share price hitting $12.50 for 20 out of 30 trading days (after 150 days), (ii) 550K shares released upon share price hitting $15.00 for 20 out of 30 trading days (after 150 days) or (iii) upon a sale, merger, or similar transaction involving the company 1) As of 9/30/25 before deducting deferred underwriting fees . For illustrative purposes only and does not entirely account for additional accrued interest on cash in trust since 9/30/2025, which would increase trust value per share at close. Crane Harbor cash - in - trust was ~$227M as of 02/27/2026. 2) Assumes 0% redemptions from ~$227M cash in trust, a $275M PIPE raise and $45M in transaction expenses. 3) Total sponsor ownership includes 7.33M Sponsor promoter shares and an aggregate of 704K shares from 640K private placement units; 1.1M promoter shares are placed into an earnout, with 50% (550K shares) vesting at $12.50 and 50% (550K shares) at $15.00. 4) Discount based on comparing the average markets caps of IONQ, QBTS and RGTI and Xanadu's Pro - forma Equity Value. 5) BMO Global Asset Management is a brand name under which BMO Asset Management Inc. and BMO Investments Inc. operate. 6) Assuming closing of the proposed transaction. 5 BUSINESS COMBINATION SUMMARY ATTRACTIVE VALUATION TRANSACTION VALIDATED BY LEADING NEW MONEY INVESTORS INTERESTS ALIGNED WITH PUBLIC SHAREHOLDERS BUSINESS COMBINATION SUMMARY Speaker : Bill On behalf of Crane Harbor Acquisition Corp . , I want to welcome you to today’s Analyst Day . We’re genuinely excited to have you here . My name is Bill Fradin and I am the CEO of Crane Harbor . We believe this is a pivotal moment — not just for our transaction, but for the quantum computing industry more broadly. For years, quantum has been discussed as a long - term scientific ambition. Today, the conversation is shifting. The focus is now on scalability, architecture, commercialization, and capital formation. The market is beginning to differentiate between theoretical promise and executable roadmaps. At Crane Harbor, we spend our time looking for companies that can define categories — companies with differentiated technology, disciplined execution, and leadership teams capable of building enduring public enterprises. After studying the space closely for years, we believe Xanadu stands apart. 5

5 Today, we’ll walk you through why. Let me begin with the transaction itself. Xanadu intends to complete a business combination with Crane Harbor Acquisition Corp., bringing together a leading photonic quantum computing company — spanning both hardware and software — with an experienced SPAC sponsor team that has founded, led, and acquired multiple public companies. This transaction is designed to provide Xanadu with significant capital and long - term alignment. At closing, we expect approximately [$455 million of net cash] on the balance sheet, assuming no redemptions. That consists of roughly $225 million in trust and a $275 million fully committed, upsized and oversubscribed PIPE. Importantly, the PIPE exceeds the minimum cash required to close. That provides strong closing certainty and a well - capitalized foundation as Xanadu enters the public markets. We are targeting closing by the end of Q1 2026, subject to customary conditions. We’re also pleased to share that the SEC declared our Form F - 4 effective on Monday. From a valuation perspective, the transaction implies a pro forma enterprise value of approximately $3.1 billion for the combined company. We believe that represents a compelling entry point relative to public peers — particularly when you consider Xanadu’s differentiated photonic approach, its leadership in quantum software with PennyLane, and its demonstrated technical milestones. The transaction has also been meaningfully validated by institutional investors. Prior to announcement, Xanadu raised $275 million in fully committed PIPE proceeds from leading strategic and institutional investors. Over 90% of the PIPE comes from new investors who conducted extensive diligence. This is the largest quantum PIPE tied to a deSPAC transaction since 2022, which we believe speaks to the conviction behind the opportunity. Just as importantly, interests are fully aligned. Existing Xanadu shareholders are rolling 100% of their equity and will own approximately 84% of the combined company. They have agreed to a six - month lockup. Crane Harbor sponsors are subject to a 12 - month lockup with performance - based early release provisions. This is not structured as a short - term transaction. It is structured to support a long - term, capital - intensive, generational technology platform.

5 We believe the capital structure, the investor base, and the alignment we’ve put in place position Xanadu to execute its roadmap with strength and stability as a public company. And with that foundation established, let me introduce the team that is building this company.

TODAY’S SPEAKERS CHRISTIAN WEEDBROOK FOUNDER & CEO RAFAL JANIK CHIEF OPERATING OFFICER MICHAEL TRZUPEK CHIEF FINANCIAL OFFICER 6 Speaker: Bill You’ll hear from the three leaders responsible for building Xanadu — across technology, commercialization, and financial execution. First, Christian Weedbrook. When this company goes public, we believe Christian will be the only founder - physicist CEO leading a publicly traded quantum computing company. Over the course of our partnership, I’ve come to know Christian not only as an exceptional scientist, but as a visionary leader — disciplined, rigorous, and deeply mission - driven. He combines intellectual depth with operational seriousness. He is ambitious, but pragmatic. He is bold, but grounded in peer - reviewed science and measurable progress. He founded Xanadu with a clear thesis: that photonics would ultimately prove to be the most scalable path to fault - tolerant quantum computing. More than a decade later, that conviction has translated into industry - leading milestones — from quantum supremacy to the Aurora modular system to the widespread adoption of PennyLane across modalities. 6

6 Christian is here for the right reasons — to build enduring technology, to commercialize it responsibly, and to lead this company for the long term. As investors, we place enormous value on founder - led companies, and we believe Christian represents the kind of generational technical founder that public markets rarely have access to. You’ll then hear from Rafal Janik, who has been alongside Christian for nearly a decade . Raf will speak to how Xanadu translates breakthrough physics into real - world partnerships and revenue opportunities . And finally, Michael Trzupek, who recently joined as Chief Financial Officer as we prepare for public company readiness. Michael brings deep experience as a technology CFO and will walk through the financial profile, capital structure, and how we are positioning the company for disciplined growth as a public entity. With that, we’re going to play a short video which will introduce Christian. Thank you. [Play Video 1]

7

TODAY’S AGENDA QC: The Next Revolution of Compute Xanadu’s Technology Advantage Xanadu’s Path to Revenue & Commercialization Capital Priorities & Financial Profile Summary Q&A 1 Executive Summary 2 3 4 5 6 7 8 Speaker: Christian • Today connects the broader quantum opportunity with what makes Xanadu different and how that translates into commercialization. • We’ll begin with the broader context, why quantum matters and where we are in the evolution of compute. • From there, we’ll focus on what differentiates Xanadu, our architectural decisions, our platform strategy, and what we have demonstrated to date. • We’ll then connect those differentiators to our roadmap and commercialization strategy. • And finally, we’ll cover our financial profile and how we are structured and capitalized to execute as a public company. Next Slide: “Our Mission”

9 OUR MISSION Technological requirements of scaling, modularity, and networking ▪ Universal Quantum Computer ▪ Fault tolerant with hundreds of logical qubits ▪ Significant market opportunity and industry leading clients + ▪ Cloud - deployed in a data center - scale system ▪ Accessible through a user - friendly software stack To build quantum computers that are useful and available to people everywhere Speaker: Christian • Our mission is simple: to build quantum computers that are both useful and available to people everywhere. • Useful means solving real - world problems that matter, delivering measurable impact across industries like materials, pharmaceuticals, optimization, AI, and energy. • Available means accessible through cloud infrastructure and integrated into real - world compute environments, with a path to data - center - scale deployment. • We are building toward utility - scale, fault - tolerant, networked quantum systems, which form the foundation of a future quantum data center designed to deliver sustained computational advantage. Transition: “With that mission in mind, I’ll summarize what we believe are the key investor takeaways.”

EXECUTIVE SUMMARY 10 Speaker: Christian • This next section will outline what sets Xanadu apart and why we believe we are well positioned for the next phase of growth.

3 1 2 Expected to be the first pure - play, publ c y listed photon c quantum comput ng company, offering differentiated exposure to a credible path to scalability (1) Deeply technical leadership team and post - closing board , combining expertise in photonic chip design and systems engineering with prior public company experience Wel - capita ized post - closing having completed multiple successful funding rounds and the largest quantum PIPE since 2022 (3 (US$275M) , providing resilience and optionality Category - leading technical position , having bu t the first networked, modu ar and scalable quantum computer (2 , positioning Xanadu closest to practical error correction Target ng meaningful end - customer commercializat on by 2029+ , underpinned by a full - stack platform spanning proprietary hardware and software and strategic partnerships 4 5 6 PennyLane is a lead ng hardware - agnost c quantum software plat orm, enabling developers to work in Python and connect quantum directly with AI and classical systems 1) Pending closing of the proposed transaction 2) Based on first publication in a peer - reviewed journal of an experimental demonstration of a scalable, modular, networked quantum computer 3) Subject to customary closing conditions, including the closing of the deSPAC transaction 11 INVESTMENT THESIS What Sets Xanadu Apart Speaker: Christian • We are expected to be the first pure - play, publicly listed photonic quantum computing company, offering differentiated exposure to a credible path to scalability • We have a deeply technical leadership team and post - closing board • We hold a category - leading technical position, having built the first networked, modular and scalable quantum computer, positioning us closest to practical error correction • Our hardware - agnostic quantum software platform, PennyLane, is enabling developers to work in Python and connect quantum directly with AI and classical systems • We are targeting meaningful end - customer commercialization by 2029+, underpinned by a full - stack platform spanning proprietary hardware and software and strategic partnerships • We will be well - capitalized post - closing, having completed multiple successful funding rounds Transition to Slide 12: “Those points show up clearly in the facts on the next slide.” 11

XANADU AT A GLANCE Deeply integrated into Canada’s national quantum strategy, with strong support across government, academia, and industry HEADQUARTERS FOUNDED PEOPLE (1) PH.Ds (1) FUNDING (2) (3 PATENTS + PENDING (4) TORONTO 2016 245+ 135+ $740M+ 130+ CREATORS OF PENNYLANE A LEADING HARDWARE - AGNOSTIC QUANTUM SOFTWARE PLATFORM TIER 1 FABR CATION RESEARCH PARTNERS PARTNERS + SUPPORT STRATEGIC PARTNERS 1) As of 9/30/2025 SELECT INVESTORS 2) Includes seed rounds, Series A - C funding, expected SPAC Cash (assuming no redemptions), and PIPE $US 3) Assumes 0% redemptions from ~$227M cash in trust, a $275M PIPE raise and $45M in transaction expenses. 4) As of 3/1/2026 12 Speaker: Christian • The names on this slide tell an important story about validation. We are backed by long - term institutional investors aligned with building enduring companies. • Our strategic partners are sophisticated global enterprises engaging early based on their view of the long - term potential of this architecture. • Our partnerships are operational, spanning leading fabrication partners and research institutions, reinforcing technical credibility and ability to execute at scale. • In Canada, we are embedded in the national quantum strategy with relationships across government, academia, and industry, and we also engage with organizations such as DARPA as part of the broader ecosystem. Transition to Slide 13: “Validation matters, but execution comes down to people, so let me introduce the leadership team.”

CHRISTIAN WEEDBROOK FOUNDER & CEO • Founded Xanadu in 2016 • Previously, Postdoctoral Research at University of Toronto and MIT • Ph . D . in Photonic Quantum Computing from University of Queensland • Pioneer and co - creator of photonic quantum computing; >15,000 citations RAFAL JANIK CHIEF OPERATING OFFICER • Joined Xanadu in 2019 leading the Machine Learning team and later Head of Product • Principal data scientist (North America) at VDM - Labs • Masters in Biophysics from the University of Guelph MICHAEL TRZUPEK CHIEF FINANCIAL OFFICER • Joined Xanadu in 2026 • Experienced financial and operating executive with a track record of scaling organizations, strengthening balance sheets, and leading complex capital markets functions • Former EVP and CFO at Core Scientific XANADU’S LEADERSHIP TEAM Only Publicly - Listed (1) Founder - Led Quantum Computing Company NATALIE WILMORE CHIEF LEGAL OFFICER • Joined Xanadu in 2026 • Extensive public company legal leadership across technology, fintech and media • Former VP, Deputy General Counsel & Corporate Secretary at Pagaya (Nasdaq: PGY) • Previously held senior legal roles at TelevisaUnivision, Skillz (NYSE: SKLZ) and IBM (NYSE: IBM) REBECCA LARAMÉE CHIEF PEOPLE OFFICER • Joined Xanadu in 2019 • Human capital leader with experience across regulatory and healthcare organizations • Former HR roles at Ontario Securities Commission and Mount Sinai Hospital 1) Expected pending closing of the proposed transaction 13 Speaker: Christian • Bill kindly introduced me, and following completion of the transaction I expect to be the only founder and quantum theorist leading a publicly listed quantum computing company. • Raf has worked alongside me for nearly a decade, helping build Xanadu from foundational research through product development and toward commercialization. • Michael brings experience as a public company technology CFO, scaling complex innovation - driven organizations and operating in the capital markets. • Natalie and Rebecca lead legal, governance, and talent strategy, and we are supported by a Toronto - based organization with deep technical expertise and a strong concentration of PhDs and engineers. Transition to Slide 14: “Alongside the leadership team, governance and oversight are equally important as we enter the public markets.” 13

EXPERIENCED BOARD OF DIRECTORS NOMINEES World - class Board of Directors nominees with extensive publ c company expert se MICHELLE REYNOLDS Chief Accounting Officer & Treasurer, Reddit THE HON. HEIDI SHYU Former Undersecretary of Defense for Research & Engineering, U.S. Department of Defense (“DoD”) Former U.S. Assistant Secretary of the Army for Acquisition, Logistics and Technology ELIOT PENCE Founder & CEO, Dominion Dynamics BILL FRADIN CEO of Crane Harbor Acquisition Corp. Co - founder, Hepco Capital Management CHRISTIAN WEEDBROOK Founder & CEO, Xanadu Ph.D. in photonic quantum computing Previously Head of International at Anduril from University of Queensland Industries GLENDA DORCHAK Former Chairman and CEO of Intrinsyc Software; former Vice Chairman and CEO of VirtualLogix FASB Public Markets Advisory Committee Boards: GlobalFoundries, Cerebras Member 14 Speaker: Christian • We have nominated directors with public company and deep technology experience to serve on the board following completion of the transaction, spanning semiconductor, enterprise software, defense, and capital markets. • Bill and Glenda bring leadership experience in global technology organizations and public company environments, supporting strategic oversight and operational discipline. • Eliot and Heidi bring experience in advanced technologies and national security contexts that can be relevant as quantum evolves within complex regulatory frameworks. • Michelle adds public company accounting and reporting expertise, including experience related to financial standards. Transition to Slide 15: “Now I want to show you how we got here, because this is a multi - year execution story.” 14

2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 Began building QC software ecosystem Christian Weedbrook founds Xanadu Announces Borea s, a photonic quantum computer that achieved quantum computat onal advantage Continued hardware progress, including advances toward modular photonic systems and pre - fault - tolerant architectures Int oduction of Aurora , a networked, modular photonic quantum system with real - time error correction capabilities Anticipated listing on the Nasdaq and TSX PennyLane solid fies its posit on as a lead ng quantum framework 1) Series C funding ($100M), Xanadu reaches ~$1B valuation Seed funding raised Series A funding ($32M) Expansion of hardware R&D and team growth Series B funding ($100M) Xanadu grows team, expands partnerships World's first commercial Software expansion; quantum photonic academic and cloud platform released industry collaborations Launch of PennyLane HOW WE GOT HERE 1) 2024 Quantum Open - Source Software Survey Results, Unitary Foundation 15 Speaker: Christian • We founded Xanadu in 2016 with an architectural conviction around photonic, networked quantum computing systems, and we have been executing against that thesis for nearly a decade. • The progression reflects disciplined, milestone - driven development in a technically complex field. • We have matched technical execution with capital formation, enabling sustained investment in R and D, talent, and partnerships, allowing us to scale deliberately. • Taken together, our track record shows continuity of vision, domain expertise, and the ability to convert technical ambition into tangible progress toward commercialization. Transition to Slide 16: “That history sets up the core technical question: why photonics, and why it scales.” 15

2Q FIDELITY CONNECTIVITY ROOM TEMPERATURE COMPUTATION PHOTONICS TECHNOLOGY IN ROADMAP OTHER PHOTONICS 99.22% ALL - TO - ALL 99.86% NEAREST NEIGHBOR SUPERCONDUCTORS TRAPPED ION 99.99% ALL - TO - ALL IN A SINGLE TRAP NEUTRAL ATOM 99.5% ALL - TO - ALL IN A SINGLE TRAP ANNEALING NO CLOCK RATES/ NO GATES NO GATES 20:1 CLOCK SPEED ~100MHZ ~100MHZ ~1MHz ~10kHz ~10kHz SCALABLE INTERCONNECTS DEMONSTRATED LOGICAL OVERHEAD ~100:1 1000:1 1000:1 1000:1 1000:1 N.A. 99.99% ALL - TO - ALL COMPANY/MODALITIES WHY PHOTONICS OUTPERFORMS CONVENTIONAL TECHNOLOGIES (1) 1) Information derived from peer - reviewed journals and articles 16 Speaker: Christian • As I mentioned earlier, Xanadu is expected to be the first pure - play photonic quantum computing company in public markets, offering investors distinct exposure to a specific modality. • Our view is that photonics is a credible path to large - scale systems, supported by peer - reviewed research and demonstrated networking results. • At a fundamental level, quantum computers are built using either electronic systems or photonic systems. Electronic approaches have advanced in controlled settings, but as they scale they can face challenges in cooling, interconnects, footprint, and system complexity. • Photonics aligns naturally with modern compute infrastructure that already relies on light for high - bandwidth communication. Our modular, networked architecture is designed for infrastructure - level deployment, subject to continued technical progress. Transition to Slide 17: “Before we go deeper into our specific technical advantages, it helps to step back and anchor why quantum matters in the evolution of compute.”

QC: THE NEXT REVOLUTION OF COMPUTE 17 Speaker: Christian This next section will frame the macro drivers, why classical computing is hitting limits, and why quantum expands what is computationally feasible. 17

18 Computational t me (t) Quantum Advantage CLASSICAL COMPUTING LIMITATIONS Becoming increasing y constrained by power, energy, and complex ty Cost of incremental performance continues to rise Algorithms that outperform classica comput ng Classical Computer THE CLASSICAL PROBLEM • Scaling breaks down: Performance degrades sharply as problem size and complexity increase • R sing cost curve: Incremental gains require disproportionate increases in power, cooling, and infrastructure • Structural l mits: Many optimization and simulation problems become impractical even on leading supercomputers Quantum Computer Problem size (N) Speaker: Christian • Classical computing faces a scaling problem. As input size increases, runtime can grow exponentially and performance degrades sharply as complexity rises. • Incremental improvements are becoming more expensive, requiring disproportionate increases in power, cooling, and infrastructure. • For many optimization and simulation problems, these are structural limits. Even leading supercomputers cannot efficiently solve certain classes of problems as they scale. • Quantum targets specific problem classes where classical runtime grows exponentially. The goal is not to replace classical computing, but to expand what is computationally feasible, subject to continued technical progress. Transition to Slide 19: “So the question becomes what quantum enables when classical approaches hit those scaling walls.” 18

THE QUANTUM COMPUTING PARADIGM Within the next decade, quantum computing is expected to emerge as a meaningful segment of global compute, unlocking problem domains that are intractable for classical systems Quantum Addressable Opportunit es Potent al Use Case Quantum Advantage Optimization Explores large solution spaces more efficiently than classical methods Simulation Models quantum systems without exponential classical overhead Cryptography Enables security methods resilient to future quantum attacks AI / ML Improves optimization and sampling within hybrid workflows THE QUANTUM SOLUTION • Material speedups for targeted problem classes: Access to solution spaces that scale poorly on classical systems • New computat onal capabi t es: Enables classes of optimization and simulation beyond classical feasibility • Improved computationa efficiency: Potential to reduce time, energy, and total cost for complex calculations as systems mature • Potent al appl cat ons in: o Pharmaceutical and life sciences o Materials science and advanced manufacturing o Energy and utilities o Logistics, transportation and supply chains 19 Speaker: Christian • Quantum is moving from theory to platform. Over the next decade, it is expected to become a meaningful segment of global compute. • The opportunity is access to new solution spaces, not incremental speed. For targeted problem classes, quantum can unlock capabilities impractical for classical infrastructure. • The potential use cases are likely to include optimization, simulation, AI, and cryptography. • As hardware matures, the potential is improved efficiency across time, energy, and total cost for complex computations, subject to continued progress. There is a widely shared consensus within the industry that quantum computing’s addressable market will grow exponentially from now until 2040. Transition to Slide 20: “A particularly important driver of this shift is AI, where the constraints of classical computing are becoming evident.” 19

1) S&P Global Energy 2) Quantum computational advantage with a programmable photonic processor (Nature), as of 2022 20 QUANTUM COULD INTRODUCE A NEW ENERGY SCALING PATHWAY FOR AI IMPLICATIONS FOR AI SCALING • Select AI workloads such as probabilistic sampling and generative modeling are structurally well - suited to quantum architectures • Enables compute gains without a proportional increase in energy consumption • Creates the potential to materially reduce energy intensity for targeted applications • Establishes an alternative scaling pathway as AI compute demand accelerates BOREALIS: QUANTUM SUPREMACY ON THE CLOUD AI SCALING IS INCREASINGLY ENERGY INTESIVE • AI - driven data center growth is projected to require ~44GW of additional capacity by 2028, implying substantial incremental electricity consumption (1) • As AI workloads scale, total energy consumption rises proportionally with compute expansion • Classical performance gains require corresponding increases in GPUs, electricity usage, and cooling • The long - term sustainability of AI scaling is influenced by the total energy required per unit of compute Xanadu s Fugaku Boreal s Supercomputer 2 2 7M M nutes Years 0.2 1.8B kWh GWh Speaker: Christian • AI scaling is becoming energy constrained. As workloads expand, power, cooling, and data center capacity are emerging as binding limits. • Classical gains require proportional increases in GPUs, electricity usage, and footprint, and the cost of incremental compute continues to rise. • Quantum approaches computation differently. For select workloads such as probabilistic sampling and generative modeling, it has the potential to deliver higher computational output per unit of energy, subject to technical progress. • If that efficiency scales, quantum could offer an alternative energy scaling pathway for AI, enabling compute expansion without proportional increases in power consumption. Transition to Slide 21: “With that context on why quantum matters, I’ll now return to how Xanadu is positioned to capture it.” 20

XANADU’S TECHNOLOGY ADVANTAGE 21 Speaker: Christian This section will connect the macro - opportunity to our architectural choices and what we have demonstrated to date. 21

NO COOLING REQUIRED FOR COMPUTATION MANUFACTURABLE USING SILICON PROCESSES ERROR CORRECTION FLEXIBILITY COMPATIBLE WITH TELECOM FASTER CLOCK SPEEDS MODULAR AND NETWORKABLE 22 XANADU’S APPROACH TO QUANTUM Xanadu s photonic approach delivers dist nct advantages relative to other modalities Speaker: Christian • Photonics is aligned with modern compute infrastructure. We operate at room temperature, leverage silicon processes, and are compatible with telecom networks. • Our architecture is designed for scale from day one, with modular, networkable systems aimed at distributed deployments. • We compute and communicate in the same medium, light, reducing conversion overhead and simplifying system integration as networks grow. • The platform is built with error correction and high clock speeds in mind, which we believe are important ingredients for utility - scale, fault - tolerant systems, subject to continued technical advancement. Next slide: “PHOTONICS ADDRESSES THE CHALLENGES PLAGUING OTHER MODALITIES.”

23 PHOTONICS ADDRESSES THE CHALLENGES PLAGUING OTHER MODALITIES SUPER - TRAPPED NEUTRAL QUANTUM CONDUCTING ION ATOM ANNEALING Application specific Slower gate speeds and networking Slower gate speeds and networking Significant cooling and networking requirements KEY TECHNOLOGICAL HURDLES Universal applications Scalable via modular and networked systems 100MHz gate speed Limited cooling and networking solved XANADU’S SOLUTIONS Speaker: Christian • Every modality has achieved meaningful milestones, but at utility scale the constraints become clearer and architectural differences matter most. • Electronic systems face cooling, interconnect, and conversion complexity. Trapped ion and neutral atom approaches face gate speed and networking limits. Annealing is application specific. • Photonics avoids these bottlenecks by computing and networking in the same medium, operating at higher clock speeds, and enabling chip and fiber integration that supports modular scaling without vacuum or laser - trap infrastructure per qubit. • We believe scalable, networked systems that resemble data center infrastructure will define winners, and photonics is structurally aligned with that outcome, subject to continued technical progress. Next slide: “A TRACK RECORD OF FIRSTS”

A TRACK RECORD OF FIRSTS Stable & steady progress as validated by our quantum hardware generation releases First photonics device available on the cloud X - SERIES First public cloud - deployed computer with quantum computational advantage BOREALIS First modular, scalable and networked quantum computer AURORA LOSS RESISTANT CHIP First on - chip demonstration of a photonic GKP qubit 2019 Quantum Circuits with Many Photons on a Programmable Nanophotonic Chip 2022 2025 2025 Quantum Computational Scaling and Networking a Integrated Photonic Advantage with a Modular Photonic Source of Gottesman - Programmable Quantum Computer Kitaev Preskill Qubits Photonic Processor (Nature, March 2021) (Nature, June 2022) (Nature, January 2025) (Nature, June 2025) HARDWARE 24 Speaker: Christian • We just walked through our product platform. This slide shows how that platform has been built over time through successive hardware generations and peer reviewed milestones. • Since 2019, we have delivered a steady progression of photonic systems, each expanding capability and scale. This is a multi generation roadmap, not a single event. • The X Series marked the first photonic quantum device available in the cloud. Borealis then demonstrated the first public cloud - deployed computer with quantum computational advantage • Aurora extended that trajectory to modular, scalable, networked systems, reflecting our infrastructure first architecture. • Most recently, we demonstrated the first on - chip demonstration of a photonic GKP qubit. Across each generation, progress has been validated through system releases and publications in Nature, reinforcing a pattern of disciplined execution as we advance toward utility scale systems. Next slide: “SCALABILITY ACHIEVEMENTS.”

25 SCALABILITY ACHIEVEMENTS Aurora: Achievable Path to Hundreds of Log cal Qubits Aurora: First modular, scalable, and networked quantum computer (1) Demonstration of error resistant photonic qubits on an integrated photonic chip (2) Photonic systems compute without cryogenics or laser cooling Scalable approach to QML: Efficient training models with up to one thousand qubits and hundreds of thousands of parameters. (3) 1) Aghaee Rad, H., Ainsworth, T., Alexander, R.N. et al. Scaling and networking a modular photonic quantum computer. Nature 638, 912 – 919 (2025). https://doi.org/10.1038/s41586 - 024 - 08406 - 9 2) Larsen, M.V., Bourassa, J.E., Kocsis, S. et al. Integrated photonic source of Gottesman – Kitaev – Preskill qubits. Nature 642, 587 – 591 (2025). https://doi.org/10.1038/s41586 - 025 - 09044 - 5 3) Recio - Armengol, Erik, Shahnawaz Ahmed, and Joseph Bowles. "Train on classical, deploy on quantum: scaling generative quantum machine learning to a thousand qubits." arXiv preprint arXiv:2503.02934 (2025). Speaker: Christian • Large commercial problems require many processors networked together, like a data center, which makes networking and error correction defining challenges. • Aurora was the first modular, scalable, and networked quantum computer, independently verified and published in Nature; we networked four server racks and ran logical qubits across them. • Networking is structurally difficult for electronic approaches because they compute with electrons but must convert signals to photons for communication and then convert them back, introducing noise, loss, and probabilistic behavior. • Our architecture avoids that bottleneck by computing directly on photons, eliminating electron to photon conversion and preserving signal integrity as systems scale, subject to continued technical progress. Next Slide: “AURORA ERROR CORRECTION ENABLES SCALABLE, FAULT - TOLERANT QUANTUM.” 25

AURORA ERROR CORRECTION ENABLES SCALABLE, FAULT - TOLERANT QUANTUM AURORA SOLUTION: • First demonstrat on of rea - t me error - correct on decod ng in a photonic system , a critical milestone toward fault - tolerant operation • Loss - resistant photonic qubits as a native foundation , enabling more efficient and flexible error correction • Reduction in error - correction overhead relative to conventional surface - code architectures, improving the physical - to - logical qubit ratio KEY INDUSTRY CHALLENGES: • Scalable networking: o First networked, modular and scalable quantum computer • Error correct on: o Remains the key barrier to realizing large - scale, fault - tolerant quantum systems. o Solving error correction is a prerequisite to operat ng systems at the sca e of hundreds of server racks 26 26 Speaker: Christian • Fault tolerance is the gating milestone for commercial quantum advantage. Without real - time error correction, scaling qubits does not translate into usable computation. • With Aurora, we demonstrated real - time error correction decoding in a photonic system, moving from theoretical codes to operational systems. • Loss - resistant photonic qubits are designed to improve the economics of error correction by reducing physical qubit overhead per logical qubit relative to conventional approaches. • At data center scale, overhead determines feasibility. Improving the physical - to - logical ratio is what makes hundreds of logical qubits practically achievable. Transition to slide 26: “With that execution context, here is the forward roadmap in a simplified view.”

ACHIEVED XANADU'S ROADMAP QUBIT FACTORY BUILT FAULT TOLERANCE BUILDING DATA CENTER 2026 — 2027 2028 Target: 2029 Target: 2029 BOOSTING COMPONENT PERFORMANCE QUANTUM DATA CENTER SCALABLE & NETWORKED QC 2025 27 EXPECTED Image for illustrative purposes only. UP TO 500 LOGICAL QUBITS Speaker: Raf • We’ve shown that our progress to date has been deliberate and cumulative across hardware and software. The natural next question is where that disciplined execution is taking us. • This slide outlines the forward roadmap from solved networking to fault tolerance and ultimately to quantum data center scale systems. • It reflects a structured progression, not a single breakthrough event, with each phase building logically on the last. • The objective is clear : transition from scalable prototypes to industrialized, fault tolerant systems capable of supporting hundreds of logical qubits over time, subject to continued technical progress . Next Slide: “XANADU HAS MADE SIGNIFICANT PROGRESS IN ADDRESSING PHOTONIC’S LOSS CHALLENGE 27

Hardware Loss / Loss Requirement XANADU HAS MADE SIGNIFICANT PROGRESS IN ADDRESSING PHOTONIC’S LOSS CHALLENGE LOSS GAP FACTOR VS TIME Critical Paths L1 (Verification path) L2 (Computational path) Fault Tolerant Threshold 28 200 175 150 125 100 75 50 25 0 2021 2022 2023 2024 2025 2026 • Rapid loss reduction leads to significant reduction in errors • Critical paths approaching fault tolerance Speaker: Christian • The prior slide focused on error correction architecture and decoding. This slide is about the physics that makes that architecture viable at scale. • Photon loss drives error rates and determines hardware overhead for logical qubits. • We have materially reduced loss across multiple critical paths over time, reflecting measured engineering improvements moving closer to the fault - tolerant regime. • Error correction becomes practical when hardware parameters cross thresholds. We believe continued loss reduction is moving us toward that regime, subject to ongoing technical progress. Next Slide: EXECUTING AGAINST A CLEAR COMMERCIAL ROADMAP 28

EXECUTING AGAINST A CLEAR COMMERCIAL ROADMAP Offering solut ons across hardware and software, underpinned with leading photonics technology & path to commercialization First chip fabrica ed ACHIEVED & ANTIC PATED HARDWARE MILESTONES ACHIEVED & ANTIC PATED SOFTWARE M LESTONES photonic QCs Xanadu C oud Platfo m launches PennyLane partnership with AWS First photonic First quantum quantum computer supremacy on on the cloud the cloud 2019 2021 2023 Aurora released: sca able ne working solved simula ors Utility scale quantum computing Error correct on overhead breakthrough First error res stant on - chip photonic qubit Physica Qub ts 100k Log ca Qub ts <= 500 Log cal Clock Rate 200 kHz 2029+ tooling 29 Stable FTQC software Quantum data center build ng 2024 2017 2018 PennyLane Features Cata yst Re ease QDC MVP quantum CUDA - Quantum Rolls - Royce First GPU - First Quantum PennyLane First open - infrastructure MVP error correction compiler support + Xanadu co - develop based quantum Chemis y features Release source SDK for programming Boost ng component 2026 performance Timelinenottoscale Speaker: Christian • We have executed through successive hardware generations, progressing from first chip fabrication to cloud deployment, quantum advantage, and scalable networking with Aurora. Each milestone builds toward fault tolerance and utility - scale systems. • In parallel, we have built a robust software ecosystem, from the first open - source SDK and PennyLane release to cloud integrations, GPU - based simulators, and deeper hardware - software stack alignment. • Hardware and software have advanced together in a coordinated roadmap, reinforcing system - level progress rather than isolated breakthroughs. • Looking forward, the roadmap focuses on error correction, reducing overhead, and scaling toward data center - class, utility - scale quantum systems. This reflects disciplined execution toward commercialization, not reliance on a single inflection point.

XANADU’S PATH TO REVENUE & COMMERCIALIZATION 30 Speaker: Christian • We’ve spent time walking through the architecture, the modality, and the progress we’ve made toward scalability. • But ultimately, technology only matters if it translates into real - world impact and a durable business. • That’s where commercialization comes in. • Raf has been instrumental in shaping how we take this technology to market and build the ecosystem around it. • So I’m going to hand it over to Raf to walk you through our path to revenue and commercialization. 30

m XANADU PRODUCT OVERVIEW HARDWARE AURORA LIGHTNING World’s first networked, modular, scalable quantu computer Leading hardware - agnostic High - performance quantum software platform, quantum simulator, enabling developers to work designed to provide the in Python and connect ultimate performance for quantum directly with AI and quantum machine classical systems learning applications BOREALIS The PennyLane Ecosystem CATALYST PENNYLANE.AI First public cloud - deployed computer with quantum computational advantage (1) Experimental package Online content, enabling just - in - time documentation, compilation of and resources PennyLane programs 31 1) Quantum Computational Advantage with a Programmable Photonic Processor (Nature, June 2022) 31 Speaker: Raf • Up to this point, we have focused on architecture, scalability, and fault tolerance. But technology only matters if it becomes usable, programmable, and deployable. • That is where our product strategy comes in. We have built a full stack platform that spans software, simulation, and hardware, designed to translate technical progress into real world workflows. • At the center of that platform is PennyLane, our industry standard quantum software framework. PennyLane allows developers, researchers, and enterprises to build hybrid quantum classical applications today, independent of hardware modality. • Around PennyLane, we have built an ecosystem that includes high performance simulation through Lightning, advanced compilation through Catalyst, educational and developer resources through PennyLane.ai, and direct access to our hardware. • This is not just a hardware story. It is a vertically integrated platform designed to bridge today’s hybrid workflows with tomorrow’s utility scale quantum systems. NEXT SLIDE: “ PENNYLANE: AN ECOSYSTEM FOR QUANTUM PROGRAMMING”

PENNYLANE: AN ECOSYSTEM FOR QUANTUM PROGRAMMING Enables users to integrate quantum circuits with classical machine learning frameworks 1 Aims to provide an environment for flexible, rapid prototyping developments and deployment 2 ~200K Modality agnostic and performant, scalable workflows 3 TRAILING 30 - DAY DOWNLOADS (1) ~35K Industry’s most downloaded Multi - Level Intermediate Representation (MLIR) compilation stack (2) 4 TRAILING 30 - DAY ACTIVE USERS (1) 32 1) Based on data provided by Google Analytics, as of 3/2/2026. Google defines "active users" as the number of unique users who engaged with our site or app in the specified date range. Google Analytics is a third - party analytics provider, and the data have not been independently verified. 2) Based on data from PyPI Stats, PennyLane - Catalyst 32 Speaker: Raf • We’ve discussed PennyLane as part of our product platform. This slide shows why it matters strategically. It is already one of the most widely adopted quantum software frameworks in the industry. • With around 200,000 trailing 30 - day downloads and about 35,000 active users, PennyLane reflects real developer traction across research and enterprise environments. That level of engagement shapes how quantum applications are built. • Because PennyLane is hardware agnostic, it sits at the center of the ecosystem. As the broader quantum industry grows, we benefit from platform level visibility across modalities, not just our own hardware deployments. • Strategically, this gives us distribution and monetization optionality over time through cloud access, compilation tooling, enterprise features, and integrated hardware offerings, subject to continued industry adoption. NEXT SLIDE: PENNYLANE POWERS THE LEADING QUANTUM CONTENDERS, PROVIDES CROSS - MODALITY DIVERSIFICATION

NEUTRAL ATOM TRAPPED ION SUPERCONDUCTORS HARDWARE INTEGRATIONS PennyLane offers powerful integrations across the quantum ecosystem Provides diversificat on through PennyLane’s extensive integrations Supports the broader quantum ecosystem across mult ple modalities 1 2 3 33 PENNYLANE POWERS THE LEADING QUANTUM CONTENDERS, PROVIDES CROSS - MODALITY DIVERSIFICATION Speaker: Raf • PennyLane is not tied to a single hardware architecture. It integrates across neutral atom, trapped ion, and superconducting platforms, positioning us at the center of the broader quantum ecosystem. • That cross - modality integration provides diversification. As different hardware approaches progress at different speeds, PennyLane benefits from ecosystem growth regardless of which modality advances first. • Because we integrate with major cloud and hardware providers, PennyLane becomes part of how quantum applications are built and deployed across the industry. That creates visibility and influence beyond our own hardware roadmap. • Strategically, this positions us as both a hardware innovator and a platform layer supporting the broader market, providing optionality and ecosystem leverage as the industry matures, subject to continued adoption and technical progress. NEXT SLIDE: WORKING TOWARD DURABLE & DIVERSIFIED COMMERCIAL STRATEGIES 33

WORKING TOWARD DURABLE & DIVERSIFIED COMMERCIAL STRATEGIES ACCESS TO HARDWARE ON THE CLOUD QUANTUM COMPUTING SOFTWARE QUANTUM COMPUTER SYSTEM SALES ADVANCED PHOTONIC DEVICES & IP LICENSING Leverage joint development agreements with blue - chip companies to capture the economic upside of IP generated using our quantum computers Recurring subscript on - based revenue with potential for consumption growth Industry - agnost c platform with validated use cases across high - value sectors SaaS subsc ipt on model enabling scalable, recurring revenue Vert cal - specific libraries and marketplace to acce erate adopt on and workflows Designed for customers with sensit ve data requiremen s Targeting governments, defense, and nat ona labs Leadership in photonic packaging, semiconductor processing, and device fabrication Photonics for quantum networking, sensing, and datacom Expand adopt on through Revenue from system sa es with application development partners Enterprise - grade support, training, ongoing co - development, support, Expansion of services and and consulting and upgrades consulting anchored in algorithm Early access to compute systems and machine learning expertise and devices for key adopters Monet zat on through IP licensing and subsystem sales 34 Speaker: Raf • Our revenue path is built around two primary monetization pillars. The first is cloud access to hardware through a QCaaS model, enabling recurring subscription and usage - based revenue as customers access Aurora without purchasing systems outright. • The second pillar is quantum computing software, anchored by PennyLane, which supports SaaS - style subscriptions, enterprise support, training, and workflow integration as quantum becomes embedded in production environments. • Beyond those two core pillars, we have a third pathway in targeted system sales for customers with sensitive data requirements, including governments, defense, and national laboratories. • And longer term, a fourth pathway in advanced photonic devices and IP licensing, leveraging our leadership in silicon photonics, packaging, and subsystem development as the technology and market mature. NEXT SLIDE: XANADU’S STRATEGIC PARTNERS

INDUSTRY LEADING PAST AND CURRENT STRATEGIC PARTNERS: Problem • Improving recharge in Li - excess batteries requires understanding cathode redox processes • Experimental data is hard to interpret without quantum simulations Problem (2) • EUV lithography requires probing quantum effects • Classical simulations would take infinite time to accurately model solutions 1 st KNOWN QUANTUM USE CASE FOR EUV LITHOGRAPHY SIMULATIONS (3) SELECTED USE CASES Solution Solution • Simulated battery materials faster • Simulated EUV lithography and more precisely processes more accurately • Cut physical testing and improved • Cut trial - and - error and shortened lithium - ion battery design the semiconductor development efficiency cycle Problem • Building more aerodynamic turbine engines requires large scale simulations of fluid dynamics • Simulations of fluid dynamics on a quantum computer is bottlenecked by efficiency of data loading on a quantum computer Solution • Simulated fluid dynamics 10,000x more efficiently than previous state - of - the - art methods • Accelerated the design of next generation aircraft propulsion systems 10,000X FLUID DYNAMICS SIMULATION IMPROVEMENT (4) 1) “Fast simulations of X - ray absorption spectroscopy for battery materials on a quantum computer”, 2025 2) “Simulating key properties of lithium - ion batteries with a fault - tolerant quantum computer”, 2023 3) Based on articles published in academic journals and management’s knowledge of such articles, findings, and key artifacts 4) Based on completed paper pending peer review 35 2X (1) 2025 REDUCE QUBIT YEAR ENABLED COUNT XANADU’S STRATEGIC PARTNERS Speaker: Raf • We are engaged with leading global enterprises across aerospace, defense, advanced manufacturing, automotive, finance, and government, reflecting early commercial interest in real - world quantum use cases. • These organizations represent sophisticated, technically rigorous customers who are engaging through joint development programs, pilot projects, and research collaborations as they evaluate quantum’s long - term potential. • Volkswagen I Problem: Improving recharge in Li - excess batteries requires understanding cathode redox processes. Solution: Simulated battery materials faster and more precisely. • Mitsubishi Chemical | Problem: EUV lithography requires modeling quantum effects that are computationally intensive for classical systems. Solution: Used quantum simulation techniques to more accurately model lithography processes, helping reduce trial - and - error and accelerate semiconductor development cycles. • Rolls - Royce | Problem: Designing next - generation turbine engines requires extremely large - scale fluid dynamics simulations that strain classical compute resources. Solution: Demonstrated fluid dynamics simulation approaches with materially improved efficiency, supporting the design of more aerodynamic propulsion systems. 35

35 NEXT SLIDE: XANADU’S PARTNERS

RESEARCH PARTNERS TIER 1 FABRICATION PARTNERS AND SUPPORT GLOBAL UNIVERSITY PARTNERSHIPS XANADU’S PARTNERS 36 Speaker: Raf • Our partner ecosystem reflects the depth and validation of our program. We collaborate with leading national laboratories and advanced research agencies on foundational science and system development. • On the manufacturing side, we work with Tier 1 semiconductor and materials partners to align our roadmap with industrial - scale fabrication capabilities. • Across academia, we maintain active relationships with leading global universities, supporting talent development and frontier research. • Together, these partnerships strengthen our technical foundation, accelerate execution, and support scalable deployment as the technology matures. Next Slide: “ XANADU HARDWARE LEVERAGES EXISTING SILICON SUPPLY CHAIN 36

XANADU HARDWARE LEVERAGES EXISTING SILICON SUPPLY CHAIN TIER PARTNERS + SUPPORT 1 FABRICATION MARCH 25, 2025 MAY 1, 2025 Xanadu and Corning announce collaboration agreement to advance fiber inter - connects for photonic quantum computing Xanadu announces quantum computing collaboration with Applied Materials Xanadu and DISCO announce collaboration relating to wafer processing for photonic quantum computing 37 FEBRUARY 19, 2026 Xanadu and Tower announce an expansion AUGUST 12, 2025 of their collaboration in developing silicon photonics Speaker: Raf • We’ve shown steady technical progress across multiple hardware generations. The next question is how that progress translates into scalable manufacturing • One of the structural advantages of photonics is alignment with existing silicon fabrication processes. We are not building a bespoke manufacturing ecosystem from scratch, but leveraging established semiconductor infrastructure. • We work with Tier 1 fabrication and equipment partners across wafer processing, interconnects, materials, and advanced manufacturing. These are global institutions operating at industrial scale and standards. • This ecosystem supports manufacturability and repeatability as systems grow more complex. Scaling quantum hardware ultimately requires industrial supply chains, not laboratory workflows. • By aligning our roadmap with the existing silicon supply chain, we believe we reduce execution risk and position the company for higher volume production as the technology matures, subject to continued development and market demand.

CAPITAL PRIORITIES & FINANCIAL PROFILE 38 Speaker: Raf We’ve outlined how we think about commercialization and how the revenue model is structured. The next step is how we support that plan with disciplined capital allocation and financial execution. As we transition into the public markets, operating rigour and capital stewardship become just as important as technological progress. That’s why we brought Michael on board. He brings deep experience as a technology CFO and has helped scale innovation - driven companies in the public environment. He’s going to walk you through our financial profile and how we’re thinking about capital priorities going forward. Michael. 38

CAPITAL PRIORITIES Accelerate core quantum technology roadmap Fund R&D and engineering activities across the technology stack Expand manufacturing readiness and supply - chain capacity Invest in advanced packaging, integration, and test - and - measure capabilities Support productization and commercialization initiatives Provide for working capital and general corporate purposes 1 2 3 4 5 39 Speaker: Michael Thanks, Raf. I am thrilled to be here today with you all. I joined Xanadu as I saw something special in the people, the technology, and the company’s mission. In order to build quantum computers that are useful and available to people everywhere, we need to have a disciplined list of capital priorities, which will be a primary focus for myself and the team. Xanadu will use post - closing proceeds to continue to invest in utility scale photonics R&D, expand our manufacturing & infrastructure capacity, and invest in advanced packaging, integration, and test - and - measure capabilities. Additionally, we will support productization and commercialization initiatives and provide for working capital and general corporate purposes. Transition to slide 40: With these priorities in mind, I will now quickly discuss the momentum we have with the deSPAC transaction which is slated to occur in the next few weeks, which will result in considerable proceeds to fund our mission. 39

ILLUSTRATIVE TRANSACTION SUMMARY TRANSACTION HIGHLIGHTS CASH SOURCES & USES ($ MILLIONS) PRO - FORMA OWNERSHIP PRO - FORMA VALUATION ($ MILLIONS) Valuation • Xanadu valuation of $3.0B • Transaction implies ~$3.1B pro - forma enterprise value Financing Structure • Assumes Xanadu raises $275M PIPE at $10.00 per share • Assumes 0% redemption from ~$225M Crane Harbor’s Cash in Trust (3) • Expected uses include deployment of Photonics based fault tolerant quantum computers • Xanadu shareholders would rollover 100% of their equity and are expected to hold ~84% of the economic ownership (1) Cash in Trust (3), (4) PIPE (6) Cash to Balance Sheet (2) Illustrative Transaction Expenses $225 $275 Total Uses SOURCES $455 USES $45 $500 Shares Outstanding (Millions) Share Price ($) $358.6 $10.00 Equity Value $3,586 Total Sources $500 Xanadu PIPE Investor (6) Shares (Millions) %Own. 300.0 83.7% 27.5 7.7% 6.7% 24.2 Public Shareholders (4), (5) ($455) Net Cash (2) 2.0% 6.9 SPAC Sponsor (7) $3,131 Enterprise Value 83.7% 7.7% 6.7% 2.0% 4) Assumes no Crane Harbor shareholders exercise redemption rights to receive cash from trust account at closing. 1) Assuming no redemptions and includes the dilutive impact of existing equity incentive awards and options 2) Crane Harbor cash - in - trust plus PIPE investment and Xanadu cash less illustrative expenses. 5) Assumes 2.2M shares from 22M rights to receive 1/10th of a Class A ordinary shares for each right 3) As of 9/30/2025 before deducting deferred underwriting fees. For illustrative purposes only and does not 6) Based on PIPE commitments at the time of BCA signing entirely account for additional accrued interest on cash in trust since 9/30/2025, which would increase trust 7) Does not include 1.1M SPAC sponsor earnout value per share at close. Crane Harbor cash - in - trust was ~$227M as of 2/27/2026. 40 Speaker: Michael Under the terms of the transaction, Crane Harbor is merging with Xanadu with Xanadu being valued at $3Bn. The transaction is expected to raise gross proceeds of approximately $500MM assuming no redemptions. Let’s break this down a bit. First, on the capital raise side: The $500MM is coming in 2 pieces – a fully committed $275MM PIPE, and then $225MM of cash from the Crane Harbor trust. On the PIPE specifically, the way this works is that upon the announcement of the merger, we concurrently entered into subscription agreements with investors who have committed to invest $275MM in the form of a PIPE into Xanadu upon the closing of the transaction. This PIPE raise was the largest in the quantum space since 2022, reflecting the excitement for the technological and commercial breakthroughs we are making at Xanadu. Equally importantly, over 90% of the PIPE capital in the PIPE came from new money investors, including AMD, BMO Global Assets Management, CIBC Asset Management, 40

40 MMCAP Ventures and Planetfirst to name a few. The size of the capital raise, as well as the fact that it came from new money investors vs the existing cap table, truly validates the business and financial merits of this transaction in our view as it relates to valuation, business model, technological capabilities, and Xanadu as a whole. Next on valuation, we believe the $3Bn valuation level is an attractive entry point based on a number of factors. First, our last private valuation was our Series C in 2022. In that transaction, we were valued at $1Bn. We believe a 3x step up over the course of the past 4 years is a fair reflection of the technological and commercial progress that has been made since our initial unicorn status and today. Importantly, I would also note that all existing Xanadu shareholders have also agreed to a 6 month lockup on their shares Second, as I mentioned earlier this transaction is validated by one of the largest PIPEs in quantum computing history, and by new money investors rather than existing shareholders. This is important, as the PIPE capital we view as validation capital for the transaction overall, inclusive of valuation And then thirdly, relative to our publicly traded peers (including IonQ, Rigetti and D - Wave) we believe this represents an appropriate IPO discount vs the opportunity set ahead for Xanadu .

About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world’s leading quantum hardware and software companies. The Company also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company. The combined company, Xanadu Quantum Technologies Limited (“NewCo”), is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account, assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

About Crane Harbor Acquisition Corp

Crane Harbor Acquisition Corp is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration at the special meeting scheduled for March 19, 2026. NewCo and Crane Harbor have jointly filed a registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes a proxy statement/prospectus that has been distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s shareholders in connection with the completion of the proposed transaction. The Registration Statement was publicly filed and declared effective by the SEC on February 27, 2026, and a definitive proxy statement/prospectus and other relevant documents have been mailed to Crane Harbor shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the stock exchanges on which the shares of the combined company are expected to trade; proceeds from the business combination and related PIPE; funds received by the combined company from Crane Harbor’s trust account and redemptions by Crane Harbor’s public shareholders; Commentary on Xanadu’s current position, corporate strategy, and approach to scaling its photonic quantum platform; estimates of customer penetration rates and usage patterns; projections regarding Xanadu’s ability to commercialize new products and technologies and achieve technological milestones, including its ability to build quantum computers using light or photons; projections of development and commercialization costs and timelines; expectations regarding Xanadu’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Xanadu’s ability to attract, retain, and expand its customer base; Xanadu’s deployment of proceeds from capital raising transactions; Xanadu’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties, including automotive manufacturers; Xanadu’s ability to maintain, protect, and enhance its intellectual property; future partnerships, ventures or investments in companies, products, services, or technologies; development of favorable regulations affecting Xanadu’s markets; the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; the potential for Xanadu to increase in value; Xanadu's ability to compete effectively in the quantum computing market; Xanadu’s ability to produce quantum computers that are useful and available to people everywhere; Xanadu’s ability to commercialize its hardware and software; the expected benefits form having access to the public markets; Xanadu becoming the first and only publicly traded pure-play photonic computing company; expectations that quantum computing will transform industries such as pharmaceuticals, material design, quantum chemistry, artificial intelligence, and finance; Xanadu's ability to develop next-generation batteries with significantly improved range and charging speed; expectations regarding the transformational impact of quantum computing similar to historical technology developments such as the internet, microchips and artificial intelligence; Xanadu’s ability to effectively scale quantum computing; Xanadu’s ability to effectively scale infrastructure in a secure manner; Xanadu’s ability to build secure connections across every device, workload and machine.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology which faces significant technical challenges and may not achieve commercialization or market acceptance; that quantum computing does not become an important part of the global compute ecosystem; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu's ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu's internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

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In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction are set forth in proxy statement/prospectus filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s Annual Report on Form 10-K for the year ended December 31, 2025 and its subsequent filings with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

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